Filed pursuant to Rule 433

Free Writing Prospectus dated December 7, 2020

Registration Statement No.: 333-238506

CVS HEALTH CORPORATION

Pricing Term Sheet—December 7, 2020

$750,000,000 1.300% Senior Notes due 2027 (constituting a further issuance of the 1.300% Senior Notes due 2027, of which $1,500,000,000 aggregate principal amount was issued on August 21, 2020)

$1,250,000,000 1.875% Senior Notes due 2031

Issuer:	CVS Health Corporation (the “Issuer”)

Description of Securities:

$750,000,000 1.300% Senior Notes due 2027 (“2027 Notes”)

$1,250,000,000 1.875% Senior Notes due 2031 (“2031 Notes” and, together with the 2027 Notes, the “Notes”)

The 2027 Notes constitute a further issuance of the Issuer’s 1.300% Senior Notes due 2027, of which $1,500,000,000 aggregate principal amount was issued on August 21, 2020 (the “Initial 2027 Notes”). Upon settlement, the 2027 Notes will have the same CUSIP and will trade interchangeably with the Initial 2027 Notes. We expect the 2027 Notes to be fungible for U.S. federal income tax purposes with the Initial 2027 Notes. Immediately after giving effect to this offering, the total amount outstanding of our 1.300% Senior Notes due 2027 will be $2,250,000,000.

Maturity Dates:	August 21, 2027 for the 2027 Notes February 28, 2031 for the 2031 Notes

Settlement Date:	December 16, 2020 (T+7)

Extended Settlement:	It is expected that delivery of the Notes will be made, against payment of the Notes, on or about December 16, 2020, which will be the seventh business day in the United States following the date of pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within two business days (T+2), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes prior to the second business day before delivery of the Notes will be required, because the Notes initially will settle within seven business days (T+7) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to December 16, 2020 should consult their advisors.

Issue Prices:

99.783% of principal amount for the 2027 Notes, plus interest deemed to have accrued from and including August 21, 2020 to, but excluding, December 16, 2020

99.988% of principal amount for the 2031 Notes

Coupons:	1.300% for the 2027 Notes 1.875% for the 2031 Notes

Benchmark Treasury:	2027 Notes: 0.625% UST due November 30, 2027 2030 Notes: 0.875% UST due November 15, 2030

Benchmark Treasury Price and Yield:	2027 Notes: 99-23+; 0.664% 2031 Notes: 99-16+; 0.926%

Spread to Benchmark Treasury:	2027 Notes: +67 basis points (0.67%) 2031 Notes: +95 basis points (0.95%)

Yield to Maturity:	2027 Notes: 1.334% 2031 Notes: 1.876%

Interest Payment Dates:

2027 Notes: Semiannually on February 21 and August 21, commencing on February 21, 2021. The interest payable on February 21, 2021 will include interest deemed to have accrued from and including August 21, 2020 to, but excluding, December 16, 2020, totaling $3,114,583.33. Such accrued interest shall be paid by the purchasers of the 2027 Notes.

2031 Notes: Semiannually on February 28 and August 28, commencing on August 28, 2021.

Record Dates:	2027 Notes: February 6 and August 6 2031 Notes: February 13 and August 13

Optional Redemption Provisions:

2027 Notes: Prior to June 21, 2027 (two months prior to the maturity date), make-whole call at any time at the greater of 100% or discounted present value at Treasury Yield plus 15 basis points. On or after June 21, 2027, redeemable at a redemption price equal to 100% of the aggregate principal amount of the 2027 Notes being redeemed.

2031 Notes: Prior to November 28, 2030 (three months prior to the maturity date), make-whole call at any time at the greater of 100% or discounted present value at Treasury Yield plus 15 basis points. On or after November 28, 2030, redeemable at a redemption price equal to 100% of the aggregate principal amount of the 2031 Notes being redeemed.

Change of Control:	Upon certain change of control events, the Issuer will be required to make an offer to purchase the Notes in cash at a price equal to 101% of their aggregate principal amount.

Joint Book-Running Managers:	BARCLAYS CAPITAL INC. GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC RBC CAPITAL MARKETS, LLC TRUIST SECURITIES, INC.

Co-Managers:	BOFA SECURITIES, INC. CITIGROUP GLOBAL MARKETS INC. CREDIT SUISSE SECURITIES (USA) LLC MIZUHO SECURITIES USA LLC WELLS FARGO SECURITIES, LLC LOOP CAPITAL MARKETS LLC MUFG SECURITIES AMERICAS INC.

U.S. BANCORP INVESTMENTS, INC.

FIFTH THIRD SECURITIES, INC.

PNC CAPITAL MARKETS LLC

SANTANDER INVESTMENT SECURITIES INC.

SMBC NIKKO SECURITIES AMERICA, INC.

BNY MELLON CAPITAL MARKETS, LLC

ICBC STANDARD BANK PLC

KEYBANC CAPITAL MARKETS INC.

TD SECURITIES (USA) LLC

AMERICAN VETERANS GROUP, PBC

GREAT PACIFIC SECURITIES

R. SEELAUS & CO., LLC

CUSIP Numbers:	2027 Notes: 126650 DM9 2031 Notes: 126650 DQ0

U.S. Federal Income Tax Considerations:

For a summary of the material U.S. federal income tax considerations relevant to the ownership and disposition of the Notes, see the discussion under the caption “U.S. Federal Income Tax Considerations” in the Preliminary Prospectus Supplement. The discussion below is meant to update and supplement such summary in the Preliminary Prospectus Supplement and is subject to the same limitations and qualifications set forth therein. To the extent the discussion below is inconsistent with such summary in the Preliminary Prospectus Supplement, the discussion below supersedes the relevant disclosure in the Preliminary Prospectus Supplement.

Qualified Reopening. The Issuer intends to treat the 2027 Notes offered hereby as issued pursuant to a “qualified reopening” of the Initial 2027 Notes. For U.S. federal income tax purposes, debt instruments issued in a qualified reopening are deemed to be part of the same issue as the original debt instruments. Under the treatment described in this paragraph, the 2027 Notes offered hereby will be deemed to have the same issue date and the same issue price as the Initial 2027 Notes.

Pre-Issuance Accrued Interest. A portion of the price paid for the 2027 Notes will be allocable to interest that accrued from August 21, 2020, prior to the date the 2027 Notes are issued (the “pre-issuance accrued interest”). In accordance with applicable U.S. Treasury regulations, for U.S. federal income tax purposes, the Issuer will treat the 2027 Notes as having been purchased for a price that does not include any pre-issuance accrued interest. If the 2027 Notes are so treated, the portion of the interest received on the first interest payment date equal to the pre-issuance accrued interest will be treated as a non-taxable return of the portion of the purchase price paid that is allocable to the pre-issuance accrued interest and will not be treated as a payment of interest on the 2027 Notes. Prospective investors should consult their tax advisers regarding the pre-issuance accrued interest.

Ratings*:	Baa2 (Moody’s) / BBB (S&P)

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell Notes constituting part of its allotment solely outside the United States.

Changes to Preliminary Prospectus Supplement

The number of series of notes to be issued in the offering increased from one series (as disclosed in the Preliminary Prospectus Supplement) to two series, consisting of 1.300% Senior Notes due 2027 and 1.875% Senior Notes due 2031. The 1.300% Senior Notes due 2027 constitute a further issuance of the Initial 2027 Notes. Upon settlement, the 2027 Notes will have the same CUSIP and will trade interchangeably with the Initial 2027 Notes. We expect the 2027 Notes to be fungible for U.S. federal income tax purposes with the Initial 2027 Notes. The interest payable on the 2027 Notes on February 21, 2021 will include interest deemed to have accrued from and including August 21, 2020 to, but excluding, December 16, 2020, totaling $3,114,583.33. Such accrued interest shall be paid by the purchasers of the 2027 Notes. Immediately after giving effect to this offering, the total amount outstanding of our 1.300% Senior Notes due 2027 will be $2,250,000,000. The information in the Preliminary Prospectus Supplement is deemed to have changed, mutatis mutandis, to the extent affected by the additional series of notes.

We may increase or decrease the total aggregate principal amount of Tender Offer Notes and the aggregate principal amount of each of the 2023 Notes, 2025 Notes and 2028 Notes that we may purchase in the Tender Offers as specified in the Preliminary Prospectus Supplement.

Other Relationships

The following paragraph shall replace the first paragraph under the heading “Underwriting—Other Relationships” in the Preliminary Prospectus Supplement:

From time to time, certain of the underwriters and/or their respective affiliates have directly and indirectly engaged, and may engage in the future, in investment and/or commercial banking transactions with us for which they have received, or may receive, customary compensation, fees and expense reimbursement. Barclays Capital Inc., BofA Securities, Inc. and Goldman Sachs & Co. LLC will act as dealer managers for the Tender Offers. To the extent any of the underwriters or their affiliates own notes that are the subject of the Tender Offers they may tender such notes pursuant to the terms of the Tender Offers. A member of our board of directors is an officer of Bank of America Corporation, an affiliate of one of the underwriters. An affiliate of one of the underwriters, BNY Mellon Capital Markets, LLC, is acting as Trustee, Registrar and Paying Agent in the offering.

Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and the preliminary prospectus supplement from Barclays Capital Inc. by calling toll-free 1-888-603-5847, Goldman Sachs & Co. LLC by calling toll free 1-866-471-2526 or J.P. Morgan Securities LLC by calling collect at 1-212-834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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